M. J. MAILLIS GROUP

03 JUL 28 AM 7:21

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C



03024850

SUPPL

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

DATE : July 11th, 2003

Re: **MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING FOR THE YEAR 2003**

File ≠ 33-82-4975

Dear Sirs,

On behalf of «**M. J. MAILLIS S.A. - PACKING SYSTEMS**», company incorporated in Greece (5 Xenias & Harilaou Trikoupi str., Kifissia), I am furnishing herewith the below document:

• **Minutes of the Annual Ordinary General Meeting** of the company's Shareholders which has been held on May 28th 2003. The issues of the agenda were as follows:

1. Submission and approval of the annual Financial Statements (Balance Sheet, Profit and Loss Account Statement, Appropriation Account Statement and Appendix), the Certified Auditor's Report and the Management Report of the Board of Directors for the fiscal year 2002 (1.1.2002 – 31.12.2002).

2. Submission and approval of the consolidated annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account Statement and Consolidated Appendix), the Certified Auditor's Report and the Consolidated Management Report of the Board of Directors for the fiscal year 2002 (1.1.2002 – 31.12.2002).

3. Release of the members of the Board of Directors and the Certified Auditor of all liability for damages in regards to the balance sheet, the fiscal year results and the management of the company, as well as in regards to the Consolidated Fiscal Year Results, Balance Sheet and Management for the year 2002.

4. Election of a Certified Auditor for the fiscal year 2003 (1.1.2003 – 31.1.2003).

5. Approval of fees and salary for the members of the Board of Directors.

6. Authorization, according to article 23, par. 1, of Regulatory Law 2190/1920, to members of the Board of Directors and to company's executives to participate in the management or the direction of companies belonging to the company group, which pursue the same or similar purposes.

7. Appointment of independent non executive members of the Board of Directors according to the law No. 3016/2002 as modified.

8. Various announcements.

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Manager

7/29


M. J. MAILLIS GROUP

THE U.S. SECURITIES AND EXCHANGE COMMISSION **COPY**
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : July 11th, 2003

Re: **MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING FOR THE YEAR 2003**

File ≠ 33-82-4975

Dear Sirs,

On behalf of «**M. J. MAILLIS S.A. - PACKING SYSTEMS**», company incorporated in Greece (5 Xenias & Harilaou Trikoupi str., Kifissia), I am furnishing herewith the below document:

• **Minutes of the Annual Ordinary General Meeting** of the company's Shareholders which has been held on May 28th 2003. The issues of the agenda were as follows:

1. Submission and approval of the annual Financial Statements (Balance Sheet, Profit and Loss Account Statement, Appropriation Account Statement and Appendix), the Certified Auditor's Report and the Management Report of the Board of Directors for the fiscal year 2002 (1.1.2002 – 31.12.2002).

2. Submission and approval of the consolidated annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account Statement and Consolidated Appendix), the Certified Auditor's Report and the Consolidated Management Report of the Board of Directors for the fiscal year 2002 (1.1.2002 – 31.12.2002).

3. Release of the members of the Board of Directors and the Certified Auditor of all liability for damages in regards to the balance sheet, the fiscal year results and the management of the company, as well as in regards to the Consolidated Fiscal Year Results, Balance Sheet and Management for the year 2002.

4. Election of a Certified Auditor for the fiscal year 2003 (1.1.2003 – 31.1.2003).

5. Approval of fees and salary for the members of the Board of Directors.

6. Authorization, according to article 23, par. 1, of Regulatory Law 2190/1920, to members of the Board of Directors and to company's executives to participate in the management or the direction of companies belonging to the company group, which pursue the same or similar purposes.

7. Appointment of independent non executive members of the Board of Directors according to the law No. 3016/2002 as modified.

8. Various announcements.

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,



Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A.
PACKING SYSTEMS

ELENI P. KOURLIMPINI
LAWYER LL.M.
AUT. IRAKLIOU 57 A' MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 051154443 - AMAROUSSIOU

ANNUAL ORDINARY GENERAL SHAREHOLDERS MEETING OF 28-05-2003

Messieurs Shareholders of the Company met today, 28th May 2003, Wednesday and at 17.00 pm, in the Annual Ordinary General Meeting, at the ATHENS PLAZA Hotel (PACIFIC Hall), at the Constitution Square in Athens (former hotel MERIDIEN) after an invitation of the Board of Directors of 5th May 2003, which was published in time in the following newspapers:

KATHIMERINI Issue of 7-5-2003
EXPRESS Issue of 7-5-2003
KIFISSIA'S PRESS Issue of 6-5-2003

Also the invitation was published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, and was submitted in time at the Ministry of Development and was posted at a conspicuous place of the offices of the company 10 full days before the General Meeting.

It is noted that for the convening of the Meeting away from the registered offices of the company, the permission of the competent Directorate of the Ministry of Development had been taken in advance, with number of registration K2-4969/2.5.2003.

Forty eight (48) hours before the meeting the table of those Shareholders who have the right to be present and vote in this General Meeting was drawn up by the Board of Directors and was posted at a conspicuous place of the offices of the Company, with an indication of the number of the shareholders, the votes, their representatives and their addresses and is as follows:

TABLE OF THE SHAREHOLDERS WHO HAVE TIMELY BLOCKED THEIR SHARES IN ORDER TO PARTICIPATE TO THE ANNUAL ORDINARY GENERAL MEETING OF M.J.MAILLIS S.A. HELD ON MAY 28TH 2003

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	MICHAEL J. MAILLIS 38 Pesmatzoglou str. – Kifissia, Greece	18.890.683	-
2	HORQUETA HOLDINGS Ltd, AKARA BUILD, 24DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, British Virgin Islands	21.058.024	Mr. Georgios Tsatiris
3	M.J.MAILLIS SA – PACKING SYSTEMS Xenias 5 & Harilaou Trikoupi Str., 145 62 Kifissia, Greece	2.283.500	Mr. Anastasios Petroutsas
4	ALPHA MUTUAL DOMESTIC FUND - ALPHA AEDAK , Stadiou 40,102 52, Athens, Greece	1.550.000	Mr Alexandros Tavlaridis
5	ALPHA BLUE CHIPS MUTUAL DOMESTIC FUND – ALPHA AEDAK Stadiou 40, 102 52 , Athens Greece	1.300.000	Mr Alexandros Tavlaridis

6	ALPHA MIKTO MUTUAL DOMESTIC FUND - ALPHA AEDAK, Stadiou 40, 102 52, Athens, Greece	70.000	Mr Alexandros Tavlaridis
7	ALPHA ATHENS INDEX DOMESTIC FUND – ALPHA AEDAK, Stadiou 40, 10252, Athens, Greece	40.000	Mr Alexandros Tavlaridis
8	ALPHA PORTFOLIO INVESTMENT COMPANY, Stadiou 40, 102 52, Athens Greece	100.000	Mr Alexandros Tavlaridis
9	DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND, 33 Stadiou str., 10210 Athens - Greece	1.350.000	Mr Ioannis Kalogeropoulos
10	DILOS SMALL-CAP DOMESTIC MUTUAL FUND, 33 Stadiou str., 10210,Athens	500.000	Mr Ioannis Kalogeropoulos
11	DILOS INFRASTRUCTURE & CONSTRUCTION MUTUAL FUND, 33 Stadiou str., 10210,Athens	180.000	Mr Ioannis Kalogeropoulos
12	DILOS INFORMATION & TECHNOLOGY DOMESTIC MUTUAL FUND, 33 Stadiou str., 10210,Athens	30.000	Mr Ioannis Kalogeropoulos
13	DILOS TOP-30 DOMESTIC MUTUAL FUND, 33 Stadiou str., 10210,Athens	30.000	Mr Ioannis Kalogeropoulos
14	DILOS PET-OTE INTERNATIONAL MIXED MUTUAL FUND, 33 Stadiou str., 102 10 Athens – Greece	1.500	Mr Ioannis Kalogeropoulos
15	EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, 10 Stadiou str., 105 64 Athens – Greece	1.360.000	Mr Sotirios Leonardos
16	EUROBANK GENESIS DOMESTIC MUTUAL FUND, 10 Stadiou str., 105 64 Athens – Greece	417.000	Mr Sotirios Leonardos
17	EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, 10 Stadiou str., 105 64 Athens – Greece	58.000	Mr Sotirios Leonardos
18	EUROBANK INSTITUTIONAL PORTFOLIOS DOMESTIC MUTUAL FUND,10 Omirou & Stadiou str., 105 64 Greece	25.000	Mr Sotirios Leonardos
19	INTERAMERICAN DEVELOPING COMPANIES DOMESTIC MUTUAL FUND, Kifissias Av., 117 , 151 80, Maroussi, Greece	140.000	Mr Sotirios Leonardos
20	INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND, Kifissias Av., 117 151 80, Maroussi, Greece	700.000	Mr Sotirios Leonardos
21	MUTUAL FUND DOMESTIC SHAREHOLDERS HERMES DYNAMIC (HERMES ΑΕΔΑΚ), 39 Panepistimiou Str., 105 64, Athens, Greece	750.000	Mr Sotirios Leonardos
22	MUTUAL FUND MIXED DOMESTIC HERMES (HERMES ΑΕΔΑΚ), 39 Panepistimiou Str., 105 64, Athens, Greece	50.000	Mr Sotirios Leonardos
23	ASPIS NORTHERN GREECE DOMESTIC MUTUAL FUND, 23-25 Lekka str., 10562 Athens – Greece	30.000	Mr Dimosthenis Zarodimos
24	ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND, 23-25 Lekka str., 10562 Athens – Greece	50.000	Mr Dimosthenis Zarodimos
25	ASPIS DOMESTIC MUTUAL FUND 23-25 Lekka str., 10562 Athens - Greece	150.000	Mr Dimosthenis Zarodimos
26	TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON , U.K.	330	Mr Konstantine Psathas
27	TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K	323	Mr Konstantine Psathas

28	COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	65.679	Mr Konstantine Psathas
29	TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	651	Mr Konstantine Psathas
30	TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIO-NAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	314	Mr Konstantine Psathas
31	CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	6.721	Mr Konstantine Psathas
32	HERMES ASSURED LIMITED TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	13.825	Mr Konstantine Psathas
33	THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON , U.K.	25.567	Mr Konstantine Psathas
34	AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON , U.K.	6.790	Mr Konstantine Psathas
35	AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	52.040	Mr Konstantine Psathas
36	AQUILA EURO EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON, U.K.	7.770	Mr Konstantine Psathas
37	ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST 1 ADELAIDE STREET EAST SUITE 1200, M5C 3A7, TORONTO, CANADAS	2.370	Mr Konstantine Psathas
38	HELLENIC PORTFOLIO INVESTMENT COMPANY S.A., 17 Valaoritou str., 106 71 Athens – Greece	132.000	Mr. Panagiotis Polyxronis
39	AMW8 GOVERNMENT PENSION INVESTMENT FUND NITTOCHI BLDG 1-4-1 KASUMIGASEKI, 100-8985, TOKYO JAPAN	3.770	Mrs Paraskevi Tourogianni
40	GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 400 P STREET, CA, 95812-2749, U.S.A.	56.480	Mrs Paraskevi Tourogianni
41	GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANTS AND TRUST FUNDS 55 ELM ST, CT, 06106-1773, U.S.A.	9.100	Mrs Paraskevi Tourogianni
42	BELL ATLANTIC MASTER TRUST C/O BOSTON SAFE DEPO-SIT AND TRUST COMPANY 245 PARK AVENUE FLOOR 40 NEW YORK-NY, 10167-TAX STATUS, U.S.A.	1.200	Mrs Paraskevi Tourogianni
43	LUCENT TECHNOLOGIES INC MASTER PENSION TRUST 600 MOUNTAIN AV. MURRAY HILL , 07974, NEW JERSEY, USA	7.020	Mrs Paraskevi Tourogianni
44	BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITYY INDEX FUND TREASURY BUILDING GRAND CANAL STREET, 2 LONDON, UK	14.990	Mrs Paraskevi Tourogianni
45	EB INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET-SUITE 3000/CA94105-2, USA	3.300	Mrs Paraskevi Tourogianni

46	EB COUNTRY REPRESENTATION FUND 595 MARKET STREET-SUITE 3000/CA94105-2, USA	2.570	Mrs Paraskevi Tourogianni
47	DT INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882, USA	3.000	Mrs Paraskevi Tourogianni
48	MELLON BANK N.A.CHARITABLE FOUNDATIONS COLLECTIVE INVESTMENT FUND PLAN 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882 USA	1.300	Mrs Paraskevi Tourogianni
49	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO 607 NORTH EIGTH STREETBOISE IDAHO, 83702 USA	2.400	Mrs Paraskevi Tourogianni
50	INTERNATIONAL DYNAMIC COMPANIES DOMESTIC MUTUAL FUND, Kifissias 7-9 & Neapolis 2, 15123, Marousi, Greece	15.000	Mr Konstandinos Kondakis
51	INTERNATIONAL DEVELOPING COMPANIES DOMESTIC MUTUAL FUND Kifissias 7-9 & Neapolis 2, 15123, Marousi, Greece	11.000	Mr Konstandinos Kondakis
52	STANDARD INVESTMENTS SA Evripidou 12 Str., 105 59, Athens, Greece	17.000	Mrs Zoi Tsamkosoglou
53	BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN 45 FREEMONT STREET, CA 94105, SAN FRANSISCO, USA	14.984	Mr Sotirios Leonardos
54	NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST 50 SOUTH LASALLE ST., IL 60675, CHICAGO, USA	8.901	Mrs Kristalia Fasianou
55	NEXUS INVESTMENTS SA 14 Xenofontos Str, 105 57, Athens, Greece	8.000	Mr George Asimakopoulos
56	HELLENIC BANK INDUSTRIAL DEVELOPMENT, 87 Syggrou Ave, 11745, Athens, Greece	7.500	Mr I. Mixelioudakis
57	PROBANK HELLAS DOMESTIC MUTUAL FUND, 10 Amerikis Str., 106 71, Athens, Greece	5.000	Mr Dimitrios Zafiris
58	ARROW INVESTMENTS S.A. 24 Kanari Str., 10674, Athens, Greece	4.000	Mr Sotirios Leonardos
59	SAKELLARIDIS CHRISTOS 44 Omirou Str., 106 72, Athens, Greece	2.000	Mr George Sakellaridis
60	HELLENIC TRUST DOMESTIC MUTUAL FUND, 6 Neofitou Vamva Str., 106 74, Athens, Greece	100	Mr Dimitrios Katsarellos
TOTAL OF TIMELY MADE BLOCKINGS FOR THE GENERAL MEETING		51.626.702	71,1 %
TOTAL OF SHARES		72.647.660	100%

At the beginning of the meeting the President of the Board of directors, Mr. Michael J. Maillis, undertakes the duties of provisional Chairman, according to article 20 of the Articles of Association, who assigns as provisional secretary-scrutineer Mr. Charalambos Stavrinoudakis.

The Chairman announces the opening of the meeting and reads the drawn up table of those Shareholders who have the right to be present in the Ordinary General Meeting and their representatives. All the above mentioned shareholders representing the shares specified next to each one, were found to be present except those next to the numbers 38, 56, 57& 60 and it was further noted that due to a new proxy the

Shareholders found nest to the numbers 26 to 37 were represented by Mr. Dimitrakopoulos Eythimios instead of Mr. Konstantinos Psathas.

After checking the legalization documents it was ascertained that all of the procedures in regards to the convocation and the legal formation of this Ordinary General Meeting have been kept, as provided by the law and the Articles of Incorporation. No objection has been raised against the validity of this table, which was then certified by the General Meeting which being in quorum, given that shareholders who represent **51.482.102** shares over a total of 72.647.660 company shares are present or are represented in it, which represent a percentage of **70,865 %.**

At this point it was noted that the Company (M.J.MAILLIS S.A.- PACKING SYSTEMS) participates at the General Meeting with 2.283.500 shares, which have been "bought-back" according to art. 16 of the law 2190/1920 and to the three decisions of the General Shareholders Meetings, dated 21.12.2000, 6.6.2002 and 31.03.2003, and have been lawfully blocked and are calculated for the formation of quorum but do not hold voting rights

The General Meeting again unanimously selected as its final Chairman Mr. Michael J. Maillis and as a Secretary and Scrutineer Mr. Charalambos Stavrinoudakis and permitted the participation in this annual Ordinary General Meeting of both the aforementioned shareholders who are present as well as the shareholders below, who presented overdue, up until today, blocking certificates of their shares as well as their legalization documents:

	SHAREHOLDER	**NUMBER OF SHARES & VOTES**	**REPRESENTATIVE**
1	GNA-TC39 CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, 7667 FOLSOM BLVD, CA 95826 USA	32.850	Mrs Paraskevi Tourogianni
2	BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITY INDEX FUND TREASURY BUILDING GRAND CANAL STREET, 2 LONDON IRLAND	1.467	Mrs Paraskevi Tourogianni
3	INTERNATIONAL COMMERCIAL ACTIVITIES, DOMESTIC MUTUAL FUND, Kifissias 7-9 & Neapolis 2, 15123, Marousi Attica, Greece	1.000	Mr Konstandinos Kondakis
4	SOTIROPOULOS NIKOLAOS, 28 Kolokotroni Str., 15121, Pefki, Attica, Greece	450	-
5	TOULIOS DIMITRIOS, 32 Akadimias Str., 10672, Athens, Greece	10	-
6	PRITSA EFTHIMIA, 16 Ainou Str., 14122, N.Hrakleio, Attica Greece	9.000	-
7	LAVDIOTIS SPIROS, 2 Louki Akrita Str, 14671, Kastri - N.Erithraia- Attica, Greece	2.000	-
8	MELETIADIS DIMITRIOS, 58 Sozopoleos Str., 104 45 Athens, Greece	20	-
9	MELETIADIS NIKOLAOS, 58 Sozopoleos Str., 104 45 Athens, Greece	10	-
10	KARAGEORGIOU KONSTANTINOS 57 Mikras Asias Str., 11527, Ambelokipi, Greece	20	-
TOTAL OF OVERDUE BLOCKED SHARES		46.827	0,06 %

It is noted that with the participation of the aforementioned shareholders the total of the shares, which are present or are represented in this General Meeting and their corresponding votes amounts to **51.528.929** over a total of 72,647,660 shares and votes, which correspond to a percentage of **70.93%.**

Then the invitation, which was published and distributed, to the Shareholders was read and the discussion upon the items of the Agenda begins:

1ST ISSUE

SUBMISSION AND APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS (BALANCE SHEET, PROFIT AND LOSS ACCOUNT, APPROPRIATION ACCOUNT AND NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2002 (1-1-2002 – 31-12-2002)

The Balance Sheet of 31-12-2002, the Profit and Loss Account 1/1-31/12/2002 and the Appropriation Account were submitted to the General Meeting, as they have been entered in the Inventory and Balance Sheet Book of the Company, were approved by the Board of Directors of the Company at its meeting of 25/2/2003 and have been registered in its record number 510 of same date.

These financial statements:

a) Have been audited by the Certified Auditor, Mr. Kyriakos Riris, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".
b) Have been submitted to the Ministry of Development on 7/5/2003 (number of register K2-5239-/7.5.2003) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI	Issue 28/2/2003
2. EXPRESS	Issue 28/2/2003
3. AMARYSIA	Issue 28/2/2003

Then the Notes of the Financial Statements and the Board of Directors Report, as they were approved by it at its meeting of 25/2/2003 and have been registered in the aforementioned record number 510 of the Board of Directors with same date. The Appendix has also been certified by the Certified Auditor Mr. Kyriakos Riris.

Then, the Certified Auditor's, Mr. Kyriakos Riris, report was read, which is as follows:

Certified Auditor's Audit Certificate
To the Shareholders of
"Michael J Maillis S.A. – Packing Systems"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis S.A. – Packing Systems" for the year ended 31 December 2002. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants.

All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit.

The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit:

1. *Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to approximately € 553,000 , of which approximately € 477,000 relates to prior years and approximately € 75,000 relates to current year results.*

2. *The company has included approximately € 2,906,000 in account B4 "Other Setup Expenses": This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1,090,000 have been expensed in prior years and approximately € 581,000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years.*

3. *In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included approximately € 1,853,000 in account E1 "Deferred Charges", of which approximately € 1,235,000 have been expensed in prior years and approximately € 617,000 have been expensed in the current year. This amount relates to realized and unrealized foreign exchange losses incurred by the Company up to 31/12/2000. If the Company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior years.*

4. *The years 2000 to 2002 have not been audited by the tax authorities and therefore the tax liabilities of the company have not yet been finalized.*

In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2002 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

Athens, 27th February, 2003
Certified Auditor- Accountant
KYRIAKOS - RIRIS
License Registration Number: 12111

After that the General Meeting unanimously approved the aforementioned Balance Sheet of 31.12.2002 and the Profit and Loss Account 1/1-31/12/2002, as well as the

Appropriation Account, as specified in the aforementioned table which was approved by the Board of Directors by its Record, number 510/25.02.2003.

Specifically, the General Meeting **decided to distribute a dividend of 0,06 EURO per share** and authorized the Board of Director to take all the necessary actions for the payment of such dividend within the deadlines and according to the conditions specified by the law. It was noted that the total amount that was distributed as dividend was 4.233.399,60 EUROS out of which the amount of 2.346.872,75 EUROS came from the after-tax earnings of the financial year and the statutory reserve and the amount of 1.886.526,85 EUROS came from the distribution of the Tax-free Reserve according to the law 1828/1989, which was formed by the earnings of previous financial years.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights and it was also noted that the shareholders LUCENT TECHNOLOGIES INC MASTER PENSION TRUST with 7.020 votes and BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN with 14.984 votes abstained form the voting procedure.

2ND ISSUE

SUBMISSION AND APPROVAL OF THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED BALANCE SHEET, CONSOLIDATED PROFIT AND LOSS ACCOUNT, CONSOLIDATED APPROPRIATION ACCOUNT AND CONSOLIDATED NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE CONSOLIDATED MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2002 (1-1-2002 – 31-12-2002)

The Consolidated Balance Sheet of 31-12-2002 of the company M. J. MAILLIS S.A. – PACKING SYSTEMS and the affiliated companies STRAPTECH S.A. – PACKING SYSTEMS AND MATERIALS, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA SA, HELERO BV, MARFLEX M.J.MAILLIS GROUP SpZOO, M.J.MAILLIS FRANCE SAS, M.J.MAILLIS ESPANA S.A., ROCALU S.L., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, DANUBIA PACK M.J.MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH & CO KG, OY M.J.MAILLIS FINLAND AB, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, M.J.MAILLIS UK LTD, SIAT SPA, GRAMEGNA SPA, SICME SRL, SIAT BENELUX, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, M.J.MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV και WULFTEC INTERNATIONAL INC and the Consolidated Profit and Loss Account 1/1-31/12/2002 and the Consolidate Notes of Financial Statements were submitted to the General Meeting, as they were approved by the Board of Directors of the Company at its meeting of 25/2/2003 and have been registered in its record number 511 of same date.

These financial -statements:

(a) Have been audited by the Certified Auditor, Mr. Kyriakos Riris, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".

(b) Have been submitted to the Ministry of Development on 7/5/2003 (number of register K2-5239/7.5.2003) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI	Issue 28/2/2003
2. EXPRESS	Issue 28/2/2003
3. AMARYSIA	Issue 28/2/2003

Then the Consolidated Notes of Financial Statements and the Board of Directors report, as they were approved by it at its meeting of 25/2/2003 and have been registered in the aforementioned record number 511 of the Board of Directors with same date. The Consolidated Appendix has also been certified by the Certified Auditor Mr. Kyriakos Riris.

Then, the report of the Certified Auditor Mr. Kyriakos Riris was read, which is as follows:

Certified Auditor's Audit Certificate
To the Shareholders of "Michael J Maillis S.A. – Packing Systems" and it's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis S.A. – Packing Systems" together with its subsidiary companies, for the year ended 31 December 2002. My audit was carried out in accordance with the procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 23% and 27% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit:

1. *Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately EURO 604,000 of which approximately EURO 526,000 should have been charged to prior years profits and approximately EURO 78,000 to current year profits.*

2. *The company "Michael J Maillis S.A. – Packing Systems" has included approximately EURO 2,906,000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and valuation of investments on securities listed on the Athens Stock Exchange. From this amount*

approximately EURO 1,090,000 were charged to prior year's profits and approximately EURO 581,000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior year's profits.

3. *In accordance to the circular 1112072/11332/1294/8.12.2000 the company "Michael J Maillis S.A. – Packing Systems" has included in account E1 "Deferred Charges" debit foreign exchange differences stemming from liabilities' repayment of operations that took place until 31 December 2000. These debit foreign exchange differences amount to approximately EURO 1,853,000, from which approximately EURO 1,235,000 have been charged to previous year's profits and approximately EURO 617,000 have been charged to current year's profits . If the company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior year's profits.*

4. *As referred to in note 7 of the financial statements above, in the line items B4 – Other Set-up costs and C1 – Research and development costs, there is an amount of € 8.000.000 approximately, which relates to restructuring and to the development of the business network of the Group's subsidiary companies. This amount has not been included in the consolidated results for the year but will be amortized over a five year period.*

5. *The years 2000 to 2002 have not been audited by the tax authorities for STRAPTECH S.A. and the parent company. Therefore the tax liabilities of the Group have not yet been finalized.*

In my opinion, after the above noted matters and notes of the company are taken into consideration, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2002 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 28th February, 2003
Certified Auditor- Accountant
KYRIAKOS - RIRIS
License Registration Number: 12111

After that the General Meeting unanimously approved the aforementioned Consolidated Balance Sheet of 31.12.2002 and the Consolidated Profit and Loss Account 1/1-31/12/2002, which was approved by the Board of Directors by its Record, number 511/25.02.2003.

It is noted that the Company (M.J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholders LUCENT TECHNOLOGIES INC MASTER PENSION TRUST holding 7.020 shares and respective votes and BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN holding 14.984 shares and respective votes, abstained from the voting procedure.

3RD ISSUE

RELEASE OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CERTIFIED AUDITOR-ACCOUNTANT FROM ANY RESPONSIBILITY OF COMPENSATION IN REGARDS TO THE BALANCE SHEET, THE FISCAL YEAR RESULTS AND THE MANAGEMENT OF THE COMPANY, AS WELL AS THE CONSOLIDATED FISCAL YEAR RESULTS – BALANCE SHEET AND MANAGEMENT OF FISCAL YEAR 2002 (1.1. - 31.12.2002)

The General Meeting, after calling each one of the shareholders who are present by their name and particularly, with 18.890.683 voting rights of Mr. Michael J. Maillis, with 21.058.024 voting rights of the company HORQUETA HOLDING Ltd, represented by Mr. Georgios Tsatiris, with 1.550.000 voting rights of ALPHA MUTUAL DOMESTIC FUND – ALPHA AEDAK, with 1.300.000 voting rights of ALPHA BLUE CHIPS MUTUAL DOMESTIC FUND – ALPHA AEDAK, with 70.000 voting rights of ALPHA MIKTO MUTUAL DOMESTIC FUND - ALPHA AEDAK , with 40.000 voting rights of ALPHA ATHENS INDEX DOMESTIC FUND – ALPHA AEDAK, with 100.000 voting rights of ALPHA PORTFOLIO INVESTMENT COMPANY represented by Mr Alexandros Tavlaridis, with 1.350.000 voting rights of DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND, with 500.000 voting rights of DILOS SMALL-CAP DOMESTIC MUTUAL FUND, with 180.000 voting rights of DILOS INFRASTRUCTURE & CONSTRUCTION MUTUAL FUND, with 30.000 voting rights of DILOS INFORMATION & TECHNOLOGY DOMESTIC MUTUAL FUND, with 30.000 voting rights of DILOS TOP-30 DOMESTIC MUTUAL FUND, with 1.500 voting rights of DILOS PET-OTE INTERNATIONAL MIXED MUTUAL FUND represented by Mr Ioannis Kalogeropoulos, with 1.360.000 voting rights of EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, with 417.000 voting rights of EUROBANK GENESIS DOMESTIC MUTUAL FUND, with 58.000 voting rights of EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, with 25.000 voting rights of EUROBANK INSTITUTIONAL PORTFOLIOS DOMESTIC MUTUAL FUND, with 140.000 voting rights of INTERAMERICAN DEVELOPING COMPANIES DOMESTIC MUTUAL FUND, with 700.000 voting rights of INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND, with 750.000 voting rights of MUTUAL FUND DOMESTIC SHAREHOLDERS HERMES DYNAMIC (HERMES AEΔAK), with 50.000 voting rights of MUTUAL FUND MIXED DOMESTIC HERMES (HERMES AEΔAK), represented by Mr Sotirios Leonardos, with 30.000 voting rights of ASPIS NORTHERN GREECE DOMESTIC MUTUAL FUND, with 50.000 voting rights of ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND, with 150.000 voting rights of ASPIS DOMESTIC MUTUAL FUND represented by Mr Dimosthenis Zarodimos, with 330 voting rights of TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND TRINITY TOWER, with 323 voting rights of TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, with 65.679 voting rights of COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, with 651 voting rights of TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, with 314 voting rights of TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIONAL EQUITY FUND TRINITY TOWER, with 6.721 voting rights of CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, with 13.825 voting rights of HERMES ASSURED LIMITED TRINITY TOWER, with 25.567 voting rights of THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, with 6.790 voting rights of AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND TRINITY TOWER, with 52.040 voting rights AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, with 7.770 voting rights AQUILA EURO EQUITY INDEX FUND TRINITY TOWER represented by Mr Efthimios Dimitrakopoulos, with 3.770 voting rights of AMW8 GOVERNMENT PENSION INVESTMENT FUND, with 56.480 voting rights of GNA-

SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, with 9.100 voting rights of GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANTS AND TRUST FUNDS, with 1.200 voting rights of BELL ATLANTIC MASTER TRUST C/O BOSTON SAFE DEPOSIT AND TRUST COMPANY, with 7.020 voting rights of LUCENT TECHNOLOGIES INC MASTER PENSION TRUST, with 14.990 voting rights of BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITYY INDEX FUND, with 3.300 voting rights of EB INTERNATIONAL STOCK INDEX FUND, with 2.570 voting rights of EB COUNTRY REPRESENTATION FUND, with 3.000 voting rights of DT INTERNATIONAL STOCK INDEX FUND, with 1.300 voting rights of MELLON BANK N.A.CHARITABLE FOUNDATIONS COLLECTIVE INV, with 2.400 voting rights of PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO represented by Mrs Paraskevi Tourogianni, with 15.000 voting rights of INTERNATIONAL DYNAMIC COMPANIES DOMESTIC MUTUAL FUND, with 11.000 voting rights of INTERNATIONAL DEVELOPING COMPANIES DOMESTIC MUTUAL FUND represented by. Mr Konstandinos Kondakis, with 17.000 voting rights of STANDARD INVESTMENTS SA represented by Mrs Zoi Tsamkosoglou, with 14.984 voting rights of BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN, with 4.000 voting rights of ARROW INVESTMENTS S.A. represented by. Mr. Sotirios Leonardos, with 8.901 voting rights of NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST represented by Mrs Kristalia Fasianou, with 8.000 voting rights of NEXUS INVESTMENTS SA represented by Mr George Asimakopoulos and finally with 2.000 voting rights of Mr SAKELLARIDIS CHRISTOS as represented by Mr George Sakellaridis, who voted for the release and then with 2.370 voting rights of ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST represented by Mr Efthimios Dimitrakopoulos, who voted against, released the Board of Directors and the Auditor from any liability in regards to the accounting period of 2002.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights.

4th ISSUE

ELECTION OF CERTIFIED AUDITOR-ACCOUNTANT FOR FISCAL YEAR 2003 (1/1/2003 –31/12/2003)

The General Meeting unanimously selected as an Auditor for the fiscal Year 2003 the Audits Company "PRICEWATERHOUSCOOPERS", and determined the amount of its fee up to twenty two thousand four hundred forty EURO (22.440,00 €) for the audits of the company plus two thousand six hundred forty EURO (2.640,00 €) for the audits of the consolidated financial statements.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights.

5th ISSUE

APPROVAL OF FEES AND ALLOWANCES FOR THE MEMBERS OF THE BOARD OF DIRECTORS

The General Meeting unanimously decided to pay to the members of the Board of Directors fees from the profits of the company from fiscal year 2002, which amount in total to thirty thousand EURO (30.000,00 €), as specified in the table of profits allocation, that is, six thousand EURO (6.000,00 €), for each Director.

The General Meeting with a unanimous decision, too, approved the following: (a) that the fee of the executive member, Mr. Michael J. Maillis, for the services he offers to the company as its Managing Director will be up to two hundred thirty five thousand EUROS (235.000,00 €) per year, (b) the fee of the executive member, Mr. Charalambos Stavrinoudakis, for the services he offers to the company as its Group Financial Director, will amount up to one hundred ninety one thousand EUROS (191.000,00 €) per year and (c) the fee of the executive member, Mr. Michael Panagis, for the services he offers to the company as the Group Marketing & Sales Director will amount up to one hundred ninety one thousand EUROS (191.000,00 €) per year.

Additionally the General Meeting with a unanimous decision, too, approved the compensation of the non-executive member of the Board of Directors, Mr. Sotiris Orestidis, for his services as supervisor of the internal audit of the company, to amount thirty two thousand EUROS (32.000,00 €) per year.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholders CONSIGNA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNA PENSION PLAN TRINITY TOWER holding 6.721 shares and respective votes, HERMES ASSURED LIMITED TRINITY TOWER holding 13.825 shares and respective vote and THE TRUSTESS OF BT PENSION SCHEME TRINITY TOWER holding 25.567 shares and respective votes, abstained from the voting procedure.

6th ISSUE

GRANTING OF PERMISSION ACCORDING TO ARTICLE 23 PAR. 1 OF CODE LAW 2190/1920, TO MEMBERS OF THE BOARD OF DIRECTORS AND TO EXECUTIVES OF THE COMPANY TO PARTICIPATE IN THE MANAGEMENT OR DIRECTORSHIP OF COMPANIES WHICH BELONG TO THE COMPANY'S GROUP AND WHICH PURSUE THE SAME OR SIMILAR PURPOSES.

The General Meeting unanimously decided to grant to the members of the Board of Directors and to the Directors of the Company the permission to participate in the Boards of Directors and the Management of the subsidiaries of the Company.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights.

7th ISSUE

APPOINTMENT OF INDEPENDENT NON EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS ACCORDING TO THE LAW NO. 3016/2002 AS MODIFIED.

The General Meeting unanimously decided, according to article 3 paragraph 2 of the law No. 3016/2002, as it has been modified by the law No. 3091/2002, to appoint as independed members of the Board of Directors, which has been elected by the General Meeting of 6.6.2002 with duration until the Annual Ordinary General Meeting of year 2006, the non executive members, Mr. Sotiris Orestidis and Mr. Pier Matteo Guella.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.283.500 shares, which have been "bought-back" do not hold voting rights.

8th ISSUE

VARIOUS ANNOUNCEMENTS

After that, the President and Managing Director, Mr. Michael J. Maillis, spoke and after making a brief review of the actions taken through out the fiscal year under judgment, he talked over the current position of the company and its future perspectives. A discussion took place at this stage, where the President and Managing Director, Mr. Michael J. Maillis, answered to various questions raised by the shareholders of the Company.

Then, and given that there was no other issue in the agenda, nor did anyone of those present have any objection to it or wanted to add anything further, the President announced the termination of the works of the annual Ordinary General Meeting.

In witness thereof this record was drawn up, which is signed by the President and the Secretary of the General Meeting.

THE PRESIDENT	THE SECRETARY
(signature)	(signature)
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS

True copy of the same date,
The President of the General Meeting

(signature)

MICHAEL J. MAILLIS

I hereby confirm that this is a true translation of the attached certified document.

Athens. The confirming lawyer

ELENI P. KOU...

Μ. Ι. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.
ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ

ΕΤΗΣΙΑ ΤΑΚΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΩΝ ΜΕΤΟΧΩΝ ΤΗΣ 28ης-05-2003

Οι κ.κ. Μέτοχοι της Εταιρείας συνήλθαν σήμερα, την 28η Μαΐου 2003 ημέρα Τετάρτη και ώρα 17.00 μεταμεσημβρινή, σε Ετήσια Τακτική Γενική Συνέλευση, στο Ξενοδοχείο ATHENS PLAZA (αίθουσα PACIFIC), στην Πλατεία Συντάγματος στην Αθήνα (πρώην ξενοδοχείο MERIDIEN) μετά από πρόσκληση του Διοικητικού Συμβουλίου της 5ης Μαΐου 2003, που δημοσιεύτηκε εμπρόθεσμα στις εξής εφημερίδες:

ΚΑΘΗΜΕΡΙΝΗ Φύλλο της 7-05-2003
ΕΞΠΡΕΣ Φύλλο της 7-05-2003
ΤΥΠΟΣ ΚΗΦΙΣΙΑΣ Φύλλο της 6-05-2003

Επίσης η πρόσκληση δημοσιεύτηκε εμπρόθεσμα στο Τεύχος Α.Ε. και Ε.Π.Ε. της Εφημερίδας της Κυβερνήσεως, υποβλήθηκε εμπρόθεσμα επίσης στο Υπουργείο Ανάπτυξης και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της εταιρείας 10 πλήρεις ημέρες, πριν από την Γενική Συνέλευση.

Σημειώνεται ότι για την σύγκληση της Συνέλευσης εκτός της έδρας της εταιρείας, είχε προηγουμένως ληφθεί η υπ' αριθ. Πρωτ. Κ2- 4969/02.05.2003 άδεια της αρμόδιας Δ/νσης του Υπουργείου Ανάπτυξης.

Σαράντα οκτώ (48) ώρες πριν τη συνεδρίαση καταρτίστηκε από το Διοικητικό Συμβούλιο και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της Εταιρείας ο καταρτισθείς από το Διοικητικό Συμβούλιο πίνακας των εχόντων δικαίωμα να παραστούν και να ψηφίσουν στην παρούσα συνεδρίαση της Γενικής Συνέλευσης Μετόχων, με ένδειξη του αριθμού των μετοχών, των ψήφων, των αντιπροσώπων τους και των διευθύνσεών τους, που έχει ως εξής:

ΠΙΝΑΚΑΣ ΜΕΤΟΧΩΝ ΠΟΥ ΔΕΣΜΕΥΣΑΝ ΕΜΠΡΟΘΕΣΜΑ ΤΙΣ ΜΕΤΟΧΕΣ ΤΟΥΣ ΠΡΟΚΕΙΜΕΝΟΥ ΝΑ ΣΥΜΜΕΤΑΣΧΟΥΝ ΣΤΗΝ ΕΤΗΣΙΑ ΤΑΚΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΗΣ 28ΗΣ ΜΑΙΟΥ 2003

	Μέτοχος	Αριθμός Μετοχών &Ψήφων	Αντιπρόσωπος
1	ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ ΠΕΣΜΑΖΟΓΛΟΥ 38, 145 61, ΚΗΦΙΣΙΑ	18.890.683	-
2	HORQUETA HOLDINGS Ltd AKARA BUILD. 24DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, ΠΑΡΘΕΝΑ ΝΗΣΙΑ ΑΓΓΛΙΑΣ	21.058.024	κ. Γεώργιος Τσατήρης
3	Μ.Ι.ΜΑΪΛΛΗΣ Α.Ε.Β.Ε. ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ, ΞΕΝΙΑΣ 5 & ΧΑΡΙΛΑΟΥ ΤΡΙΚΟΥΠΗ 145 62, ΚΗΦΙΣΙΑ	2.283.500	κ. Αναστάσιος Πετρουτσάς
4	ALPHA ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ - ΑΛΦΑ ΑΕΔΑΚ ΣΤΑΔΙΟΥ 40 10252 ΑΘΗΝΑ	1.550.000	κ. Ταβλαρίδης Αλέξανδρος
5	ALPHA BLUE CHIPS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ ΣΤΑΔΙΟΥ 40 102 52 ΑΘΗΝΑ	1.300.000	κ. Ταβλαρίδης Αλέξανδρος
6	ALPHA ΜΙΚΤΟ ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ ΣΤΑΔΙΟΥ 40 102 52 ΑΘΗΝΑ	70.000	κ. Ταβλαρίδης Αλέξανδρος
7	ALPHA ATHENS INDEX FUND ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ ΣΤΑΔΙΟΥ 40 10252 ΑΘΗΝΑ	40.000	κ. Ταβλαρίδης Αλέξανδρος

8	ΑΛΦΑ ΕΠΕΝΔΥΣΕΩΝ ΑΝΩΝΥΜΟΣ ΕΤΑΙΡΙΑ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ ΣΤΑΔΙΟΥ 40 102 52 ΑΘΗΝΑ	100.000	κ. Ταβλαρίδης Αλέξανδρος
9	ΑΚ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	1.350.000	κ. Ιωάννης Καλογερόπουλος
10	ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	500.000	κ. Ιωάννης Καλογερόπουλος
11	ΔΗΛΟΣ ΥΠΟΔΟΜΗΣ & ΚΑΤΑΣΚΕΥΩΝ ΜΕΤΟΧΙΚΟ, ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	180.000	κ. Ιωάννης Καλογερόπουλος
12	Α/Κ ΔΗΛΟΣ ΠΛΗΡΟΦΟΡΙΚΗΣ ΚΑΙ ΤΕΧΝΟΛΟΓΙΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ,ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	30.000	κ. Ιωάννης Καλογερόπουλος
13	Α/Κ ΔΗΛΟΣ ΤΟΠ-30 ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	30.000	κ. Ιωάννης Καλογερόπουλος
14	ΔΗΛΟΣ Α/Κ ΠΕΤ-ΟΤΕ ΜΙΚΤΟ ΔΙΕΘΝΕΣ ΣΤΑΔΙΟΥ 33, 10210, ΑΘΗΝΑ	1.500	κ. Ιωάννης Καλογερόπουλος
15	EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 10564 ΑΘΗΝΑ	1.360.000	Κος Σωτήριος Λεονάρδος
16	EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 105 64 ΑΘΗΝΑ	417.000	Κος Σωτήριος Λεονάρδος
17	EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 10 10564 ΑΘΗΝΑ	58.000	Κος Σωτήριος Λεονάρδος
18	EUROBANK ΘΕΣΜΙΚΩΝ ΧΑΡΤΟΦΥΛΑΚΙΩΝ ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΟΜΗΡΟΥ, ΣΤΑΔΙΟΥ 10 10564 ΑΘΗΝΑ	25.000	Κος Σωτήριος Λεονάρδος
19	INTERAMERICAN Α/Κ. ΑΝΑΠΤΥΣΣΟΜΕ-ΝΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ Λ. ΚΗΦΙΣΙΑΣ 117, 15180, ΑΘΗΝΑ	140.000	Κος Σωτήριος Λεονάρδος
20	INTERAMERICAN Α/Κ ΟΛΥΜΠΙΟΝΙΚΗΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, Λ. ΚΗΦΙΣΙΑΣ 117, 15180, ΑΘΗΝΑ	700.000	κος Σωτήριος Λεονάρδος
21	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΔΥΝΑΜΙΚΟ (ΕΡΜΗΣ ΑΕΔΑΚ) ΠΑΝΕΠΙΣΤΗΜΙΟΥ 39, 105 64, ΑΘΗΝΑ	750.000	κος Σωτήριος Λεονάρδος
22	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ -ΕΡΜΗΣ ΑΕΔΑΚ ΠΑΝΕΠΙΣΤΗΜΙΟΥ 39, 105 64, ΑΘΗΝΑ	50.000	κος Σωτήριος Λεονάρδος
23	Α/Κ ΑΣΠΙΣ ΒΟΡΕΙΟΥ ΕΛΛΑΔΟΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ-ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	30.000	κος Δημοσθένης Ζαροδήμος
24	ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	50.000	κος Δημοσθένης Ζαροδήμος
25	Α/Κ ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	150.000	κος Δημοσθένης Ζαροδήμος
26	TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR. E19YT, LONDON Η.Π.Α.	330	κος Κων/νος Ψαθάς

27	TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	323	κος Κων/νος Ψαθάς
28	COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	65.679	κος Κων/νος Ψαθάς
29	TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	651	κος Κων/νος Ψαθάς
30	TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIONAL EQUITY FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	314	κος Κων/νος Ψαθάς
31	CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	6.721	κος Κων/νος Ψαθάς
32	HERMES ASSURED LIMITED TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	13.825	κος Κων/νος Ψαθάς
33	THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	25.567	κος Κων/νος Ψαθάς
34	AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	6.790	κος Κων/νος Ψαθάς
35	AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	52.040	κος Κων/νος Ψαθάς
36	AQUILA EURO EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STR, E19YT, LONDON Η.Π.Α.	7.770	κος Κων/νος Ψαθάς
37	ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST 1 ADELAIDE STREET EAST SUITE 1200, M5C 3A7, TORONTO, ΚΑΝΑΔΑΣ	2.370	κος Κων/νος Ψαθάς
38	ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΙΑ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ Α.Ε.-ΒΑΛΑΩΡΙΤΟΥ 17, 106 71, ΑΘΗΝΑ	132.000	κος Παναγιώτης Πολυχρόνης
39	AMW8 GOVERNMENT PENSION INVESTMENT FUND NITTOCHI BLDG 1-4-1 KASUMIGASEKI, 100-8985, TOKYO ΙΑΠΩΝΙΑ	3.770	κα Παρασκευή Τουρόγιαννη
40	GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 400 P STREET, CA, 95812-2749, Η.Π.Α.	56.480	κα Παρασκευή Τουρόγιαννη
41	GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANTS AND TRUST FUNDS 55 ELM ST, CT, 06106-1773, Η.Π.Α.	9.100	κα Παρασκευή Τουρόγιαννη
42	BELL ATLANTIC MASTER TRUST C/O BOSTON SAFE DEPO-SIT AND TRUST COMPANY 245 PARK AVENUE FLOOR 40 NEW YORK-NY, 10167-TAX STATUS, ΗΠΑ	1.200	κα Παρασκευή Τουρόγιαννη
43	LUCENT TECHNOLOGIES INC MASTER PENSION TRUST 600 MOUNTAIN AVENEUE MURRAY HILL , 07974, NEW JERSEY, ΗΠΑ	7.020	κα Παρασκευή Τουρόγιαννη

44	BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITYY INDEX FUND TREASURY BUILDING GRAND CANAL STREET, 2 LONDON	14.990	κα Παρασκευή Τουρόγιαννη
45	EB INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET-SUITE 3000/CA94105-2 ΗΠΑ	3.300	κα Παρασκευή Τουρόγιαννη
	EB COUNTRY REPRESENTATION FUND 595 MARKET STREET-SUITE 3000/CA94105-2 ΗΠΑ	2.570	κα Παρασκευή Τουρόγιαννη
47	DT INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882 ΗΠΑ	3.000	κα Παρασκευή Τουρόγιαννη
48	MELLON BANK N.A.CHARITABLE FOUNDATIONS COLLECTIVE INVESTMENT FUND PLAN 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882 ΗΠΑ	1.300	κα Παρασκευή Τουρόγιαννη
49	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO 607 NORTH EIGTH STREETBOISE IDAHO, 83702 Η.Π.Α.	2.400	κα Παρασκευή Τουρόγιαννη
50	INTERNATIONAL Α/Κ ΔΥΝΑΜΙΚΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΛΕΩΦ.ΚΗΦΙΣΙΑΣ 7-9 & ΝΕΑΠΟΛΕΩΣ 2, 15123, ΑΘΗΝΑ	15.000	κος Κων/νος Κονδάκης
51	INTERNATIONAL Α/Κ ΑΝΑΠΤΥΞΙΑΚΟ ΕΣΩΤΕΡΙΚΟΥ ΛΕΩΦ.ΚΗΦΙΣΙΑΣ 7-9 & ΝΕΑΠΟΛΕΩΣ 2, 15123, ΜΑΡΟΥΣΙ	11.000	κος Κων/νος Κονδάκης
52	ΣΤΑΝΤΑΡΝΤ ΕΠΕΝΔΥΤΙΚΗ ΑΕΕΧ ΕΥΡΙΠΙΔΟΥ 12 10559 ΑΘΗΝΑ	17.000	κα Ζωή Τσαμκόσογλου
53	BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN 45 FREEMONT STREET, CA 94105, SAN FRANSISCO, Η.Π.Α.	14.984	κος Σωτήριος Λεονάρδος
54	NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST 50 SOUTH LASALLE ST., IL 60675, CHICAGO Η.Π.Α.	8.901	κα Κρυσταλλία Φασιανού
55	NEXUS ΕΠΕΝΔΥΤΙΚΗ ΑΕΕΧ ΞΕΝΟΦΩΝΤΟΣ 14, 105 57, ΑΘΗΝΑ	8.000	κος Γεώργιος Ασημακόπουλος
56	ΕΛΛΗΝΙΚΗ ΤΡΑΠΕΖΑ ΒΙΟΜΗΧΑΝΙΚΗΣ ΑΝΑΠΤΥΞΕΩΣ ΣΥΓΓΡΟΥ 87, 11745, ΑΘΗΝΑ	7.500	κος Ι.Μιχελιουδάκης
57	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ PROBANK ΕΛΛΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ-ΑΜΕΡΙΚΗΣ 10, 106 71, ΑΘΗΝΑ	5.000	κος Δημήτριος Ζαφείρης
58	ARROW ΑΕΕΧ ΚΑΝΑΡΗ 24 10674 ΑΘΗΝΑ	4.000	κος Σωτήριος Λεονάρδος
59	ΣΑΚΕΛΛΑΡΙΔΗΣ ΧΡΗΣΤΟΣ ΟΜΗΡΟΥ 44, 106 72, ΑΘΗΝΑ	2.000	κος Γεώργιος Σακελλαρίδης
60	ΕΛΛΗΝΙΚΗ TRUST ΑΚ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΝΕΟΦΥΤΟΥ ΒΑΜΒΑ 6, ΑΘΗΝΑ, 106 74	100	κος Δημήτριος Κατσαρέλλος
ΣΥΝΟΛΟ ΕΜΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.		**51.626.702**	71,1 %
ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ		**72.647.660**	100%

Αρχομένης της συνελεύσεως αναλαμβάνει καθήκοντα προσωρινού Προέδρου, σύμφωνα με το άρθρο 20 του Καταστατικού, ο Πρόεδρος του Διοικητικού Συμβουλίου κ. Μιχαήλ Ι. Μαΐλλης, ο οποίος προσλαμβάνει ως προσωρινό γραμματέα- ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη.

Ο Πρόεδρος κηρύσσει την έναρξη της συνεδρίασης και διαβάζει τον καταρτισθέντα πίνακα των δικαιουμένων να παραστούν στην Τακτική Γενική Συνέλευση Μετόχων και των αντιπροσώπων τους. Ευρέθησαν παρόντες άπαντες οι ανωτέρω μέτοχοι που αντιπροσωπεύουν τις έναντι εκάστου μετοχές, πλην αυτών που βρίσκονται στην αριθμητική σειρά 38, 56, 57 και 60 και σημειώθηκε ότι κατόπιν νεοτέρας εξουσιοδοτήσεως οι μέτοχοι που βρίσκονται στην αριθμητική σειρά από 26 έως και 37 αντιπροσωπεύτηκαν από τον κ. Δημητρακόπουλο Ευθύμιο αντί του κ. Κωνσταντίνου Ψαθά.

Μετά τον έλεγχο των εγγράφων νομιμοποιήσεως, διαπιστώθηκε ότι τηρήθηκαν όλες οι εκ του νόμου και του Καταστατικού της εταιρείας διαδικασίες για την σύγκληση και νόμιμη συγκρότηση της παρούσας Τακτικής Γενικής Συνέλευσης. Καμμία ένσταση δεν προβλήθηκε κατά του κύρους αυτού του πίνακα, ο οποίος και επικυρώθηκε ακόλουθα από την Γενική Συνέλευση που ευρίσκεται σε απαρτία, δεδομένου ότι παρίστανται ή αντιπροσωπεύονται σε αυτή μέτοχοι που εκπροσωπούν 51.482.102 μετοχές επί συνόλου 72.647.660 μετοχών της εταιρείας, ήτοι ποσοστό 70,865 %.

Στο σημείο αυτό σημειώθηκε ότι η ίδια η εταιρεία, Μ. Ι. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ, συμμετέχει στην Γενική Συνέλευση με τις ως άνω 2.283.500 μετοχές, που κατέχει η ίδια λόγω αγοράς βάσει του αρ. 16 του Κ.Ν. 2190/1920 και των από 21.12.2000, 6.6.2002 κα 31.03.2003 αποφάσεων των Γενικών Συνελεύσεων των μετόχων της και που έχει νομίμως δεσμεύσει, οι οποίες υπολογίζονται για τον σχηματισμό της ως άνω απαρτίας στερούνται όμως δικαιώματος ψήφου.

Η Γενική Συνέλευση στην συνέχεια εξέλεξε πάλι ομόφωνα οριστικό Πρόεδρό της τον κ. Μιχαήλ Ι. Μαΐλλη, και Γραμματέα και ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη και επέτρεψε την συμμετοχή στην παρούσα ετήσια Τακτική Γενική Συνέλευση τόσο των ανωτέρω μετόχων, που προσκόμισαν εμπρόθεσμα τις βεβαιώσεις δέσμευσης των μετοχών τους και τα έγγραφα νομιμοποίησής τους, όσο και των κατωτέρω μετόχων, που προσκόμισαν εκπρόθεσμα μέχρι και σήμερα βεβαιώσεις δέσμευσης των μετοχών τους καθώς και τα έγγραφα νομιμοποιήσεώς τους:

	Μέτοχος	**Αριθμός Μετοχών &Ψήφων**	**Αντιπρόσωπος**
1	GNA-TC39 CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM. 7667 FOLSOM BLVD, CA 95826 ΗΠΑ	32.850	κα Παρασκευή Τουρόγιαννη
2	BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITY INDEX FUND TREASURY BUILDING GRAND CANALSTREET, 2 LONDON ΙΡΛΑΝΔΙΑ	1.467	κα Παρασκευή Τουρόγιαννη
3	ΙΝΤΕΡΝΑΤΙΟΝΑΛ ΑΚ ΕΜΠΟΡΙΚΩΝ. ΔΡΑΣΤΗΡΙΟΤΗΤΩΝ ΕΚΜΕΤΑΛΛΕΥΣΗΣ ΓΗΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ. ΛΕΩΦ. ΚΗΦΙΣΙΑΣ 7-9 & ΝΕΑΠΟΛΕΩΣ 2. 15123. ΜΑΡΟΥΣΙ	1.000	κος Κων/νος Κονδάκης
4	ΣΩΤΗΡΟΠΟΥΛΟΣ ΝΙΚΟΛΑΟΣ. ΚΟΛΟΚΟΤΡΩΝΗ 28. 15121. ΠΕΥΚΗ	450	-
5	ΤΟΥΛΙΟΣ ΔΗΜΗΤΡΙΟΣ. ΑΚΑΔΗΜΙΑΣ 32 10672 ΑΘΗΝΑ	10	-
6	ΠΡΙΤΣΑ ΕΥΘΥΜΙΑ. ΑΙΝΟΥ 16. 14122. Ν.ΗΡΑΚΛΕΙΟ	9.000	-
7	ΛΑΒΔΙΩΤΗΣ ΣΠΥΡΙΔΩΝ. ΛΟΥΚΗ ΑΚΡΙΤΑ 2. 14671. ΚΑΣΤΡΙ - Ν.ΕΡΥΘΡΑΙΑ	2.000	-
8	ΜΕΛΕΤΙΑΔΗΣ ΔΗΜΗΤΡΙΟΣ. ΣΩΖΟΠΟΛΕΩΣ 58. 104 45 ΑΘΗΝΑ	20	-
9	ΜΕΛΕΤΙΑΔΗΣ ΝΙΚΟΛΑΟΣ. ΣΩΖΟΠΟΛΕΩΣ 58. 104 45 ΑΘΗΝΑ	10	-

10	ΚΑΡΑΓΕΩΡΓΙΟΥ ΚΩΝΣΤΑΝΤΙΝΟΣ, ΜΙΚΡΑΣ ΑΣΙΑΣ 57, ΑΜΠΕΛΟΚΗΠΟΙ, 11527	20	-
ΣΥΝΟΛΟ ΕΚΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.		**46.827**	0,06 %

Σημειώνεται ότι με την συμμετοχή των ανωτέρω μετόχων το σύνολο των μετοχών που παρίστανται ή αντιπροσωπεύονται στην παρούσα Γενική Συνέλευση ανέρχεται σε 51.528.929 επί συνόλου [illegible]2.647.[illegible]0 μετοχών, ήτοι ποσοστό 70,93%.

Ακολούθως διαβάστηκε η πρόσκληση που δημοσιεύθηκε και διανεμήθηκε στους Μετόχους και αρχίζει η συζήτηση των θεμάτων της Ημερησίας Διάταξης:

<u>ΘΕΜΑ 1ο</u>

<u>ΥΠΟΒΟΛΗ ΚΑΙ ΕΓΚΡΙΣΗ ΤΩΝ ΕΤΗΣΙΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ (ΙΣΟΛΟΓΙΣΜΟΣ, ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ, ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΚΑΙ ΠΡΟΣΑΡΤΗΜΑ), ΤΗΣ ΕΚΘΕΣΕΩΣ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ, ΚΑΘΩΣ ΚΑΙ ΤΗΣ ΕΚΘΕΣΕΩΣ ΔΙΑΧΕΙΡΙΣΕΩΣ ΤΟΥ Δ.Σ. ΓΙΑ ΤΗΝ ΧΡΗΣΗ 2002 (1-1-2002 - 31-12-2002)</u>

Ο Ισολογισμός της 31-12-2002, ο Λογαριασμός Αποτελεσμάτων Χρήσεως 1/1-31/12/2002 και ο Πίνακας Διαθέσεως Αποτελεσμάτων υποβλήθηκαν στη Γενική Συνέλευση, όπως καταχωρήθηκαν στο Βιβλίο Απογραφών και Ισολογισμών της Εταιρείας, εγκρίθηκαν από το Διοικητικό Συμβούλιο της Εταιρείας κατά την συνεδρίαση του της 25/2/2003 και καταχωρήθηκαν στο υπ' αριθμ. 510 πρακτικό του με την ίδια ημερομηνία.

Οι εν λόγω οικονομικές καταστάσεις:

α) Ελέχθηκαν από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή που όρισε η Ελεγκτική Εταιρεία "ΠΡΑΙΣΓΟΥΟΤΕΡΧΑΟΥΣΚΟΥΠΕΡΣ (PRICEWATER-HOUSECOO-PERS)"

β) Υποβλήθηκαν στο Υπουργείο Ανάπτυξης την 7/5/2003 (αριθ. πρωτ. Κ2-5239/7.5.2003) και δημοσιεύθηκαν εμπρόθεσμα στο Τεύχος Α.Ε. & Ε.Π.Ε της Εφημερίδας της Κυβερνήσεως, καθώς και στις ακόλουθες εφημερίδες:

1. ΚΑΘΗΜΕΡΙΝΗ Φύλλο 28/2/2003
2. ΕΞΠΡΕΣ Φύλλο 28/2/2003
3. ΑΜΑΡΥΣΙΑ Φύλλο 28/2/2003

Στη συνέχεια υποβλήθηκε το Προσάρτημα και η Έκθεση του Διοικητικού Συμβουλίου όπως εγκρίθηκαν από αυτό κατά την συνεδρίαση του της 25/2/2003 και έχουν καταχωρηθεί στο ανωτέρω υπ' αριθμ. 510 πρακτικό του Δ.Σ. με την ίδια ημερομηνία. Το Προσάρτημα έχει επίσης θεωρηθεί από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή.

Ακολούθως διαβάστηκε η έκθεση του Ορκωτού Ελεγκτή κ. Κυριάκου Ριρή, που έχει ως εξής:

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ ΛΟΓΙΣΤΗ
Προς τους κκ Μετόχους της Εταιρίας
«ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ »

Ελέγξαμε τις ανωτέρω Οικονομικές Καταστάσεις καθώς και το σχετικό Προσάρτημα της Ανώνυμης Εταιρείας «ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ» της εταιρικής χρήσεως που έληξε την 31 Δεκεμβρίου 2002. Ο έλεγχός μας, στα πλαίσια του οποίου λάβαμε και γνώση πλήρους λογιστικού απολογισμού των εργασιών των υποκαταστημάτων της εταιρείας, έγινε σύμφωνα με τις διατάξεις του άρθρου 37 του Κ.Ν. 2190/1920 «περί ανωνύμων Εταιρειών» και τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες, βάσει των αρχών και κανόνων ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών. Τέθηκαν στην διάθεσή μας τα βιβλία και στοιχεία που τήρησε η εταιρεία και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε.

Η εταιρεία εφάρμοσε ορθά το Ελληνικό Γενικό Λογιστικό Σχέδιο. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την προηγούμενη χρήση, και το κόστος παραγωγής που προκύπτει από τα λογιστικά βιβλία προσδιορίστηκε σύμφωνα με τις παραδεγμένες αρχές λογισμού του κόστους. Επαληθεύσαμε τη συμφωνία του περιεχομένου της εκθέσεως Διαχειρίσεως του Διοικητικού Συμβουλίου προς την Τακτική Γενική Συνέλευση των Μετόχων, με τις σχετικές Οικονομικές Καταστάσεις. Το Προσάρτημα περιλαμβάνει τις πληροφορίες που προβλέπονται από την παραγρ. 1 άρθρου 43α του κωδ. Ν. 2190/1920. Από τον παραπάνω έλεγχό μας προέκυψαν τα εξής:

1. *Η εταιρία δεν έχει σχηματίσει πρόβλεψη αποζημίωσης του προσωπικού λόγω εξόδου του από την υπηρεσία, βασιζόμενη στην γνωμοδότηση αριθ. 205/1988 της ολομέλειας των Νομικών Συμβούλων της Διοικήσεως, διότι δεν υπήρχε κανένας από το προσωπικό που να θεμελιώνει δικαίωμα συνταξιοδοτήσεως μέχρι το τέλος της επόμενης χρήσεως. Εάν η εταιρία είχε σχηματίσει πρόβλεψη σύμφωνα με το άρθρο 42ε του ΚΝ 2190/1920 για τις αποζημιώσεις εξόδου από την υπηρεσία λόγω συνταξιοδότησης για όλο το προσωπικό, η πρόβλεψη θα ανερχόταν στο ποσό των Ευρώ 553.000 περίπου, εκ των οποίων, Ευρώ 477.000 περίπου θα έπρεπε να είχαν βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων και Ευρώ 75.000 τα Ολικά Αποτελέσματα Εκμεταλλεύσεως της περιόδου που έληξε την 31η Δεκεμβρίου 2002.*

2. *Η εταιρεία συμπεριέλαβε στο λογαριασμό Β4 "Λοιπά Έξοδα Εγκ/σεως" ποσό € 2.906.000 περίπου το οποίο αφορά κεφαλαιοποιηθείσες ζημιές από πώληση και αποτίμηση χρεογράφων εισηγμένων στο Χρηματιστήριο Αθηνών εκ των οποίων € 581.000 βάρυναν τα αποτελέσματα της χρήσης που έληξε την 31 Δεκεμβρίου 2002 και € 1.090.000 περίπου βάρυναν τα αποτελέσματα των προηγούμενων χρήσεων. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το σύνολο του ποσού θα είχε βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων.*

3. *Η εταιρεία κατ' εφαρμογήν της Εγκ. 1112072/11332/πολ.1294/8.12.2000 , συμπεριέλαβε στον λογαριασμό Ε1 «Έξοδα Επομένων Χρήσεων», χρεωστικές συναλλαγματικές διαφορές από εξόφληση υποχρεώσεων προερχόμενες από πράξεις που έλαβαν χώρα μέχρι και την 31 Δεκεμβρίου 2000, ύψους € 1.853.000 περίπου εκ των οποίων € 1.235.000 περίπου βάρυναν τα αποτελέσματα προηγούμενων χρήσεων, και € 617.000 περίπου τα ολικά Αποτελέσματα της χρήσης που έληξε την 31 Δεκεμβρίου 2002. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το συνολικό ποσό θα είχε επιβαρύνει τα αποτελέσματα των προηγούμενων χρήσεων.*

4. *Οι χρήσεις 2000 έως 2002 δεν έχουν ελεγχθεί από τις φορολογικές αρχές. Κατά συνέπεια οι φορολογικές υποχρεώσεις της εταιρείας για τις χρήσεις αυτές δεν έχουν καταστεί οριστικές.*

Κατά τη γνώμη μας, οι ανωτέρω Οικονομικές Καταστάσεις οι οποίες προκύπτουν από τα βιβλία και στοιχεία της εταιρίας απεικονίζουν μαζί με το Προσάρτημα αφού ληφθούν υπόψη οι παραπάνω παρατηρήσεις μας και οι σημειώσεις της εταιρίας στην περιουσιακή διάρθρωση και την οικονομική θέση της εταιρίας κατά την 31 Δεκεμβρίου 2002, και τα αποτελέσματα της χρήσεως που έληξε αυτή την ημερομηνία, καθώς βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών, οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που η εταιρία εφάρμοσε στην προηγούμενη χρήση.

Αθήνα, 27 Φεβρουαρίου 2003
Ο Ορκωτός Ελεγκτής Λογιστής
Κυριάκος Ριρής, ΑΜ ΣΟΕΛ 12111

Ακολούθως, η Γενική Συνέλευση ενέκρινε ομόφωνα τον πιο πάνω Ισολογισμό της 31.12.2002 και τον Λογαριασμό Αποτελεσμάτων της Χρήσεως 1/1-31/12/2002, καθώς και την διάθεση των Αποτελεσμάτων, όπως προβλέπεται στον ανωτέρω πίνακα που εγκρίθηκε από το Διοικητικό Συμβούλιο με το ως άνω υπ' αριθμ. 510/25.02.2003 Πρακτικό του.

Ειδικότερα, η Γενική Συνέλευση **αποφάσισε την διανομή μερίσματος ΕΥΡΩ 0,06 (έξι λεπτά) ανά μετοχή** και εξουσιοδότησε το Δ.Σ. να προβεί στις απαραίτητες ενέργειες για την πληρωμή του εν λόγω μερίσματος μέσα στις προθεσμίες και με τις προϋποθέσεις που ορίζει ο νόμος.

οποίων το ποσό των ΕΥΡΩ 2.346.872,75 προέρχεται από τα κέρδη της χρήσης μετά φόρων και σχηματισμό τακτικού αποθεματικού και το υπόλοιπο ποσό των ΕΥΡΩ 1.886.526,85 προέρχεται από διανομή Αφορολόγητου Αποθεματικού του Ν.1828/89, το οποίο είχε σχηματιστεί από κέρδη προηγούμενων χρήσεων.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές καθώς και οι μέτοχοι LUCENT TECHNOLOGIES INC MASTER PENSION TRUST με 7.020 ψήφους και BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN με 14.984 ψήφους που απείχαν της ψηφοφορίας.

ΘΕΜΑ 2ο

ΥΠΟΒΟΛΗ ΚΑΙ ΕΓΚΡΙΣΗ ΤΩΝ ΕΤΗΣΙΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ (ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ - ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ, ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΚΑΙ ΕΝΟΠΟΙΗΜΕΝΟ ΠΡΟΣΑΡΤΗΜΑ) ΤΗΣ ΕΚΘΕΣΕΩΣ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ, ΚΑΘΩΣ ΚΑΙ ΤΗΣ ΕΝΟΠΟΙΗΜΕΝΗΣ ΕΚΘΕΣΕΩΣ ΔΙΑΧΕΙΡΙΣΕΩΣ ΤΟΥ Δ.Σ. ΓΙΑ ΤΗ ΧΡΗΣΗ 2002 (1-1-2002 - 31-12-2002)

Ο Ενοποιημένος Ισολογισμός της 31ης Δεκεμβρίου 2002 της εταιρείας Μ.Ι. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε. - ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ και των συνδεδεμένων εταιρειών STRAPTECH Α.Ε.- ΣΥΣΤΗΜΑΤΩΝ ΚΑΙ ΥΛΙΚΩΝ ΣΥΣΚΕΥΑΣΙΑΣ, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA SA, HELERO BV, MARFLEX, M.J.MAILLIS GROUP SpZOO, M.J.MAILLIS FRANCE SAS, M.J.MAILLIS ESPANA S.A., ROCALU S.L., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, DANUBIA PACK M.J.MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH & CO KG, OY M.J.MAILLIS FINLAND AB, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, M.J.MAILLIS UK LTD, SIAT SPA, GRAMEGNA SPA, SICME SRL, SIAT BENELUX, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, M.J.MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV και WULFTEC INTERNATIONAL INC καθώς και η Ενοποιημένη Κατάσταση Λογαριασμού Αποτελεσμάτων Χρήσεως 1/1-31/12/2002 και το Ενοποιημένο Προσάρτημα, υποβλήθηκαν στη Γενική Συνέλευση προς έγκριση, όπως εγκρίθηκαν από το Διοικητικό Συμβούλιο της Εταιρείας κατά την συνεδρίαση του της 25/2/2003 και καταχωρήθηκαν στο υπ' αριθμ. 511 πρακτικό του με την ίδια ημερομηνία.

Οι εν λόγω Ενοποιημένες Οικονομικές Καταστάσεις:

α) Ελέχθηκαν από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή, που όρισε η Ελεγκτική Εταιρεία "ΠΡΑΙΣΓΟΥΟΤΕΡΧΑΟΥΣΚΟΥΠΕΡΣ (PRICEWATER-HOUSECOO-PERS)".

β) Υποβλήθηκαν στο Υπουργείο Ανάπτυξης την 7η Μαΐου 2003 (αριθ. πρωτ. Κ2- 5239/7.5.2003) και δημοσιεύθηκαν εμπρόθεσμα στο Τεύχος Α.Ε. & Ε.Π.Ε της Εφημερίδας της Κυβερνήσεως, καθώς και στις ακόλουθες εφημερίδες:

1. ΚΑΘΗΜΕΡΙΝΗ Φύλλο 28/2/2003
2. ΕΞΠΡΕΣ Φύλλο 28/2/2003
3. ΑΜΑΡΥΣΙΑ Φύλλο 28/2/2003

Στη συνέχεια υποβλήθηκε το Ενοποιημένο Προσάρτημα και η Έκθεση του Διοικητικού Συμβουλίου όπως εγκρίθηκαν από αυτό κατά την συνεδρίαση του της 25.2.2003 και έχουν καταχωρηθεί στο ανωτέρω υπ' αριθμ. 511 Πρακτικό του Δ.Σ. με την ίδια ημερομηνία. Το Ενοποιημένο Προσάρτημα έχει επίσης θεωρηθεί από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή.

Ακολούθως διαβάστηκε η έκθεση του Ορκωτού Ελεγκτή κ. Κυριάκο Ριρή, που έχει ως εξής:

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ ΛΟΓΙΣΤΗ
Προς τους κ.κ. Μετόχους της Εταιρείας

«ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ» και των θυγατρικών της

Ελέγξαμε, κατά τις διατάξεις του άρθρου 108 του Κωδ. Ν. 2190/1920 «περί ανωνύμων Εταιρειών», τον ενοποιημένο Ισολογισμό και την ενοποιημένη Κατάσταση Αποτελεσμάτων, καθώς και το σχετικό Προσάρτημα, της «ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ » και των θυγατρικών της για τη χρήση που έληξε την 31 Δεκεμβρίου 2002. Εφαρμόσαμε τις διαδικασίες που κρίναμε κατάλληλες για το σκοπό του ελέγχου μας, οι οποίες είναι σύμφωνες με τις αρχές και κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών και επαληθεύσαμε τη συμφωνία του περιεχομένου της ενοποιημένης Εκθέσεως Διαχειρίσεως με τις παραπάνω ενοποιημένες οικονομικές καταστάσεις. Δεν επεκταθήκαμε στον έλεγχο των οικονομικών καταστάσεων των θυγατρικών που αντιπροσωπεύουν ποσοστό 23% και 27% των ενοποιημένων συνόλων ενεργητικού και κύκλου εργασιών. Οι καταστάσεις αυτές έχουν ελεγχθεί κατά μεγάλο μέρος από άλλους αναγνωρισμένους ελεγκτές, στα πιστοποιητικά ελέγχου των οποίων βασιστήκαμε για να εκφράσουμε τη γνώμη μας που ακολουθεί, στο μέτρο που αυτή σχετίζεται με τα περιλαμβανόμενα στην ενοποίηση κονδύλια των πιο πάνω επιχειρήσεων. Από τον έλεγχο μας αυτό προέκυψαν τα εξής:

1. *Οι εταιρίες που περιλαμβάνονται στην Ενοποίηση δεν έχουν σχηματίσει πρόβλεψη αποζημίωσης του προσωπικού λόγω εξόδου του από την υπηρεσία, βασιζόμενες στην γνωμοδότηση αριθμ. 205/1988 της ολομέλειας των Νομικών Συμβούλων της Διοικήσεως, διότι δεν υπήρχε κανένας από το προσωπικό που να θεμελιώνει δικαίωμα συνταξιοδοτήσεως μέχρι το τέλος της επομένης χρήσεως. Εάν οι εταιρίες είχαν σχηματίσει πρόβλεψη, σύμφωνα με το άρθρο 42ε του ΚΝ 2190/1920 για τις αποζημιώσεις εξόδου από την υπηρεσία λόγω συνταξιοδότησης για όλο το προσωπικό, η πρόβλεψη θα ανερχόταν στο ποσό των €604.000 περίπου, εκ των οποίων, €526.000 περίπου θα έπρεπε να είχαν βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων και € 78.000 τα Ολικά Αποτελέσματα Εκμεταλλεύσεως της περιόδου που έληξε την 31η Δεκεμβρίου 2002.*

2. *Η εταιρεία «ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ» συμπεριέλαβε στο λογαριασμό Β4 "Λοιπά Έξοδα Εγκ/σεως" ποσό € 2.906.000 περίπου το οποίο αφορά κεφαλαιοποιηθείσες ζημιές από πώληση και αποτίμηση χρεογράφων εισηγμένων στο Χρηματιστήριο Αθηνών εκ των οποίων € 1.090.000 περίπου βάρυναν τα αποτελέσματα προηγούμενων χρήσεων και € 581.000 περίπου τα Αποτελέσματα της χρήσης που έληξε την 31 Δεκεμβρίου 2002. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το σύνολο θα είχε επιβαρύνει τα αποτελέσματα προηγούμενων χρήσεων.*

3. *Η εταιρεία «ΜΙΧΑΗΛ Ι. ΜΑΙΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ » κατ΄εφαρμογήν της Εγκ. 1112072/11332/πολ.1294/8.12.2000 , συμπεριέλαβε στον λογαριασμό Ε1 «Έξοδα Επομένων Χρήσεων», χρεωστικές συναλλαγματικές διαφορές από εξόφληση υποχρεώσεων προερχόμενες από πράξεις που έλαβαν χώρα μέχρι και την 31 Δεκεμβρίου 2000, ύψους € 1.853.000 περίπου εκ των οποίων € 1.235.000 περίπου βάρυναν τα αποτελέσματα προηγούμενων χρήσεων και € 617.000 περίπου τα Ολικά Αποτελέσματα της χρήσης που έληξε την 31 Δεκεμβρίου 2002. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το συνολικό ποσό θα είχε επιβαρύνει τα αποτελέσματα προηγούμενων χρήσεων.*

4. *Όπως αναφέρεται στην ανωτέρω σημείωση της εταιρείας με αριθ. 7, στους λογαριασμούς ενεργητικού Β4 «Λοιπά έξοδα εγκαταστάσεως» και Γ1 «Έξοδα ερευνών και αναπτύξεως» περιλαμβάνεται πλην των άλλων αναπόσβεστο υπόλοιπο €8.000.000 περίπου, το οποίο αφορά ποσά που δαπανήθηκαν για αναδιοργάνωση, βελτιστοποίηση και ανάπτυξη εμπορικών δικτύων, των θυγατρικών εταιριών του Ομίλου. Το κονδύλι αυτό δεν επιβάρυνε εξ΄ολοκλήρου τα ενοποιημένα αποτελέσματα της χρήσης αλλά θα αποσβένεται τμηματικά και ισόποσα σε μια πενταετία.*

5. Οι χρήσεις από 2000 έως 2002 δεν έχουν ελεγχθεί από τις φορολογικές αρχές για την εταιρεία STRAPTECH AE και από το 2000 έως το 2002 για την μητρική εταιρεία. Κατά συνέπεια οι φορολογικές υποχρεώσεις του ομίλου για τις χρήσεις αυτές δεν έχουν καταστεί οριστικές.

Κατά τη γνώμη μας, αφού ληφθούν υπόψη οι παραπάνω παρατηρήσεις μας και η σημειώσεις της εταιρίας, οι ενοποιημένες αυτές Οικονομικές Καταστάσεις έχουν καταρτισθεί σύμφωνα με τις διατάξεις του κωδ. Ν. 2190/1920 και απεικονίζουν βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών και μεθόδων που εφαρμόζει η μητρική εταιρεία και οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που η εταιρεία εφάρμοσε στην προηγούμενη χρήση, την περιουσιακή διάρθρωση, τη χρηματοοικονομική θέση και τα αποτελέσματα του συνόλου των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση της 31 Δεκεμβρίου 2002

Αθήνα, 28 Φεβρουαρίου 2003
Ο ΟΡΚΩΤΟΣ ΕΛΕΓΚΤΗΣ ΛΟΓΙΣΤΗΣ
ΚΥΡΙΑΚΟΣ ΡΙΡΗΣ
ΑΜ ΣΟΕΛ 12111

Στη συνέχεια η Γενική Συνέλευση ενέκρινε ομόφωνα τον πιο πάνω Ενοποιημένο Ισολογισμό της 31.12.2002 και την Ενοποιημένη Κατάσταση Λογαριασμού Αποτελεσμάτων της Χρήσεως 1/1 - 31/12/2002, που εγκρίθηκε από το Διοικητικό Συμβούλιο με το ως άνω υπ' αριθμ. 511/25.02.2003 Πρακτικό του.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές καθώς και οι μέτοχοι LUCENT TECHNOLOGIES INC MASTER PENSION TRUST με 7.020 ψήφους και BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN με 14.984 ψήφους που απείχαν της ψηφοφορίας.

ΘΕΜΑ 3ο

ΑΠΑΛΛΑΓΗ ΤΩΝ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ-ΛΟΓΙΣΤΗ ΑΠΟ ΚΑΘΕ ΕΥΘΥΝΗ ΑΠΟΖΗΜΙΩΣΕΩΣ ΓΙΑ ΤΟΝ ΙΣΟΛΟΓΙΣΜΟ, ΤΑ ΑΠΟΤΕΛΕΣΜΑΤΑ ΧΡΗΣΕΩΣ ΚΑΙ ΤΗΝ ΔΙΑΧΕΙΡΙΣΗ ΤΗΣ ΕΤΑΙΡΕΙΑΣ, ΚΑΘΩΣ ΚΑΙ ΤΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ-ΙΣΟΛΟΓΙΣΜΟΥ - ΚΑΙ ΔΙΑΧΕΙΡΙΣΗΣ ΤΗΣ ΧΡΗΣΗΣ 2002 (1.1 - 31.12.2002)

Η Γενική Συνέλευση, μετά από ονομαστική κλήση καθενός από τους παριστάμενους μετόχους και ειδικότερα με 18.890.683 ψήφους του κ. Μιχαήλ Ι. Μαΐλλη, με 21.058.024 ψήφους της εταιρείας HORQUETA HOLDINGS Ltd αντιπροσωπευομένης από τον κ. Γεώργιο Τσατήρη, με 1.550.000 ψήφους της ALPHA ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ - ΑΛΦΑ ΑΕΔΑΚ, με 1.300.000 ψήφους της ALPHA BLUE CHIPS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ, με 70.000 ψήφους της ALPHA ΜΙΚΤΟ ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ, με 40.000 ψήφους της ALPHA ATHENS INDEX FUND ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ-ΑΛΦΑ ΑΕΔΑΚ, με 100.000 ψήφους της ΑΛΦΑ ΕΠΕΝΔΥΣΕΩΝ ΑΝΩΝΥΜΟΣ ΕΤΑΙΡΙΑ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ αντιπροσωπευομένων από τον κ. Ταβλαρίδη Αλέξανδρο, με 1.350.000 ψήφους της ΑΚ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 500.000 ψήφους της ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 180.000 ψήφους της ΔΗΛΟΣ ΥΠΟΔΟΜΗΣ & ΚΑΤΑΣΚΕΥΩΝ ΜΕΤΟΧΙΚΟ, με 30.000 ψήφους της Α/Κ ΔΗΛΟΣ ΠΛΗΡΟΦΟΡΙΚΗΣ ΚΑΙ ΤΕΧΝΟΛΟΓΙΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 30.000 ψήφους της Α/Κ ΔΗΛΟΣ ΤΟΠ-30 ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 1.500 ψήφους της ΔΗΛΟΣ Α/Κ ΠΕΤ-ΟΤΕ ΜΙΚΤΟ ΔΙΕΘΝΕΣ αντιπροσωπευομένων από τον κ. Ιωάννη Καλλογερόπουλο, με 1.360.000 ψήφους της EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 417.000 ψήφους της EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 58.000 ψήφους της EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ, με 25.000 ψήφους της EUROBANK ΘΕΣΜΙΚΩΝ ΧΑΡΤΟΦΥΛΑΚΙΩΝ ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με

140.000 ψήφους της INTERAMERICAN A/K, ΑΝΑΠΤΥΣΣΟΜΕ-ΝΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 700.000 ψήφους της INTERAMERICAN A/K ΟΛΥΜΠΙΟΝΙΚΗΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 750.000 ψήφους της ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΔΥΝΑΜΙΚΟ (ΕΡΜΗΣ ΑΕΔΑΚ), με 50.000 ψήφους της ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ -ΕΡΜΗΣ ΑΕΔΑΚ, αντιπροσωπευομένων από τον κ. Σωτήρη Λεονάρδο, με 30.000 ψήφους της A/K ΑΣΠΙΣ ΒΟΡΕΙΟΥ ΕΛΛΑΔΟΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ, με 50.000 ψήφους της ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ, με 150.000 ψήφους της A/K ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ αντιπροσωπευομένων από τον κ. Δημοσθένη Ζαροδήμο, μ ε 330 ψήφους της TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND TRINITY TOWER, με 323 ψήφους της TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, με 65.679 ψήφους της COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, με 651 ψήφους της TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND TRINITY TOWER, με 314 ψήφους της TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIONAL EQUITY FUND TRINITY TOWER, με 6.721 ψήφους της CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, με 13.825 ψήφους της HERMES ASSURED LIMITED TRINITY TOWER, με 25.567 ψήφους της THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, με 6.790 ψήφους της AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND TRINITY TOWER, με 52.040 ψήφους της AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, με 7.770 ψήφους της AQUILA EURO EQUITY INDEX FUND TRINITY TOWER αντιπροσωπευομένων από τον κ. Δημητρακόπουλο Ευθύμιο, με 3.770 ψήφους της AMW8 GOVERNMENT PENSION INVESTMENT FUND, με 56.480 ψήφους της GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, με 9.100 ψήφους της GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANTS AND TRUST FUNDS, με 1.200 ψήφους της BELL ATLANTIC MASTER TRUST C/O BOSTON SAFE DEPOSIT AND TRUST COMPANY, με 7.020 ψήφους της LUCENT TECHNOLOGIES INC MASTER PENSION TRUST, με 14.990 ψήφους της BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITYY INDEX FUND, με 3.300 ψήφους της EB INTERNATIONAL STOCK INDEX FUND, με 2.570 ψήφους της EB COUNTRY REPRESENTATION FUND, με 3.000 ψήφους της DT INTERNATIONAL STOCK INDEX FUND, με 1.300 ψήφους της MELLON BANK N.A.CHARITABLE FOUNDATIONS COLLECTIVE INV, με 2.400 ψήφους της PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO αντιπροσωπευομένων από την κα. Παρασκευή Τουρόγιαννη, με 15.000 ψήφους της INTERNATIONAL A/K ΔΥΝΑΜΙΚΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 11.000 ψήφους της INTERNATIONAL A/K ΑΝΑΠΤΥΞΙΑΚΟ ΕΣΩΤΕΡΙΚΟΥ αντιπροσωπευομένων από τον κ. Κωνσταντίνο Κονδάκη, με 17.000 ψήφους της ΣΤΑΝΤΑΡΝΤ ΕΠΕΝΔΥΤΙΚΗ ΑΕΕΧ αντιπροσω-πευομένων από την κα Ζωή Τσαμκόσογλου, με 14.984 ψήφους της BARCLAYS GLOBAL INVESTORS N.A. INDEX AND MARKET TRUST FUNDS FOR EMPLOYEE BENEFIT TRUST PENSION PLAN, με 4.000 ψήφους της ARROW ΑΕΕΧ αντιπροσωπευομένων από τον κ. Σωτήριο Λεονάρδο, με 8.901 ψήφους της NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST αντιπροσωπευομένων από την κα Κρυσταλλία Φασιανού, με 8.000 ψήφους της NEXUS ΕΠΕΝΔΥΤΙΚΗ ΑΕΕΧ αντιπροσωπευομένων από τον κ. Γεώργιο Ασημακόπουλο και με 2.000 ψήφους του ΣΑΚΕΛΛΑΡΙΔΗΣ ΧΡΗΣΤΟΣ αντιπροσωπευομένων από τον κ. Γεώργιο Σακελλαρίδη, που ψήφισαν υπέρ της απαλλαγής και με 2.370 ψήφους κατά της ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST αντιπροσπευομένων από την κ. Δημητρακόπουλο Ευθύμιο απήλλαξε το Διοικητικό Συμβούλιο και τον Ελεγκτή από κάθε ευθύνη για το διαχειριστικό έτος 2002.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 4ο

ΕΚΛΟΓΗ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ – ΛΟΓΙΣΤΗ ΓΙΑ ΤΗ ΧΡΗΣΗ 2003 (1/1/2002 - 31/12/2003)

Η Γενική Συνέλευση εξέλεξε ομόφωνα ως Ελεγκτή για την χρήση 2002 την Ελεγκτική Εταιρεία "ΠΡΑΙΣΓΟΥΩΤΕΡΧΑΟΥΣΚΟΥΠΕΡΣ ΑΕΕ (PRICEWATERHOUSE-COOPERS)", και καθόρισε το ύψος της αμοιβής της μέχρι το ποσό των **ΕΥΡΩ είκοσι δύο χιλιάδων τετρακοσίων σαράντα (€ 22.440,00)** για τον έλεγχο της εταιρείας πλέον **ΕΥΡΩ δύο χιλιάδων εξακοσίων σαράντα (€ 2.640,00)** για τον έλεγχο των ενοποιημένων οικονομικών καταστάσεων.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 5ο

ΕΓΚΡΙΣΗ ΑΜΟΙΒΩΝ ΚΑΙ ΑΠΟΔΟΧΩΝ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

Η Γενική Συνέλευση αποφάσισε ομόφωνα, όπως από τα κέρδη της εταιρείας της χρήσεως 2002 καταβληθούν στα μέλη του Διοικητικού Συμβουλίου αμοιβές συνολικού ύψους ΕΥΡΩ τριάντα χιλιάδων (€ 30.000), όπως προβλέπεται στον πίνακα διαθέσεως αποτελεσμάτων, δηλαδή ΕΥΡΩ έξι χιλιάδων (€ 6.000,00) για κάθε Σύμβουλο.

Η Γενική Συνέλευση με ομόφωνη επίσης απόφασή της, ενέκρινε όπως: (α) οι αποδοχές του εκτελεστικού μέλους κ. Μιχαήλ Ι. Μαΐλλη για τις υπηρεσίες που προσφέρει στην εταιρεία ως Διευθύνων Σύμβουλος ανέλθουν μέχρι του ποσού των ΕΥΡΩ διακοσίων τριάντα πέντε χιλιάδων (€ 235.000,00) ετησίως, (β) οι αποδοχές του εκτελεστικού μέλους κ. Χαράλαμπου Σταυρινουδάκη για τις υπηρεσίες που προσφέρει στην εταιρεία ως Οικονομικός Διευθυντής Ομίλου ανέλθουν μέχρι του ποσού των ΕΥΡΩ εκατό ενενήντα μία χιλιάδων (€ 191.000,00) ετησίως, (γ) οι αποδοχές του εκτελεστικού μέλους κ. Μιχαήλ Παναγή για τις υπηρεσίες που προσφέρει στην εταιρεία ως Διευθυντής Πωλήσεων και Marketing Ομίλου ανέλθουν μέχρι του ποσού ΕΥΡΩ εκατό ενενήντα μία χιλιάδων (€ 191.000,00) ετησίως.

Επίσης η Γενική Συνέλευση με ομόφωνη απόφασή της όρισε όπως η αποζημίωση του μη εκτελεστικού μέλους του Διοικητικού Συμβουλίου, κ. Σωτήρη Ορεστίδη, για το χρόνο που θα αναλώσει στο έργο της εποπτείας του εσωτερικού ελέγχου της εταιρείας ανέλθει στο ποσό των ΕΥΡΩ τριάντα δύο χιλιάδων (€ 32.000,00) ετησίως.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές καθώς και οι μέτοχοι CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER με 6.721 ψήφους, HERMES ASSURED LIMITED TRINITY TOWER με 13.825 ψήφους και THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER με 25.567 ψήφους, που απείχαν της ψηφοφορίας.

ΘΕΜΑ 6ο

ΠΑΡΟΧΗ ΑΔΕΙΑΣ ΣΥΜΦΩΝΑ ΜΕ ΤΟ ΑΡΘΡΟ 23 ΠΑΡ. 1 ΤΟΥ Κ.Ν. 2190/1920 ΣΕ ΜΕΛΗ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΣΕ ΣΤΕΛΕΧΗ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΝΑ ΜΕΤΕΧΟΥΝ ΣΤΗΝ ΔΙΟΙΚΗΣΗ Ή ΣΤΗΝ ΔΙΕΥΘΥΝΣΗ ΕΤΑΙΡΕΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΠΟΥ ΕΠΙΔΙΩΚΟΥΝ ΟΜΟΙΟΥΣ Η ΠΑΡΕΜΦΕΡΕΙΣ ΣΚΟΠΟΥΣ

Η Γενική Συνέλευση αποφάσισε ομόφωνα να χορηγήσει στα μέλη του Διοικητικού Συμβουλίου και στους Διευθυντές της Εταιρείας την άδεια να μετέχουν στα Διοικητικά Συμβούλια και στην Διεύθυνση των θυγατρικών εταιρειών της Εταιρείας.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που

ΘΕΜΑ 7ο

ΟΡΙΣΜΟΣ ΑΝΕΞΑΡΤΗΤΩΝ ΜΗ ΕΚΤΕΛΕΣΤΙΚΩΝ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΣΥΜΦΩΝΑ ΜΕ ΤΟ Ν. 3016/2002 ΟΠΩΣ ΕΧΕΙ ΤΡΟΠΟΠΟΙΗΘΕΙ

Η Γενική Συνέλευση αποφάσισε ομόφωνα όπως, σύμφωνα με το άρθρο 3 παράγραφο 2 του Ν. 3016/2002, όπως τροποποιήθηκε από το Ν. 3091/2002, ορίσει ως ανεξάρτητα μέλη του Διοικητικού Συμβουλίου, το οποίο εξελέγη με απόφαση της από 6.6.2002 Γενικής Συνέλευσης με θητεία μέχρι την Ετήσια Τακτική Γενική Συνέλευση των μετόχων του έτους 2006, τα μη εκτελεστικά μέλη αυτού κ.κ. Σωτήρη Ορεστίδη και Pier Matteo Guella.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.283.500 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 8ο

ΔΙΑΦΟΡΕΣ ΑΝΑΚΟΙΝΩΣΕΙΣ

Στη συνέχεια έλαβε το λόγο ο Πρόεδρος και Διευθύνων Σύμβουλος κ. Μιχαήλ Ι. Μαΐλλης και αφού έκανε μία συνοπτική αναδρομή στα πεπραγμένα της κρινόμενης χρήσης ανέπτυξε την σημερινή θέση της Εταιρείας και την μελλοντική προοπτικής της.
Ακολούθησε συζήτηση κατά την οποία ο Πρόεδρος και Διευθύνων Σύμβουλος, κ. Μιχαήλ Ι. Μαΐλλης, απήντησε σε διάφορες ερωτήσεις που του απηύθυναν παριστάμενοι μέτοχοι της Εταιρείας.

Ακολούθως, και δεδομένου ότι δεν υπήρχε άλλο θέμα στην Ημερήσια Διάταξη, ούτε κανείς από τους παρισταμένους είχε καμμία αντίρρηση ή να προσθέσει ο,τιδήποτε, ο Πρόεδρος κήρυξε την λήξη των εργασιών της ετήσιας Τακτικής Γενικής Συνελεύσεως.

Προς πιστοποίηση των ανωτέρω συντάχθηκε το πρακτικό αυτό, το οποίο υπογράφεται από τον Πρόεδρο και τον Γραμματέα της Γενικής Συνέλευσης.

Ο ΠΡΟΕΔΡΟΣ　　　　Ο ΓΡΑΜΜΑΤΕΑΣ

(υπογραφή)　　　　(υπογραφή)

ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ　　　　ΧΑΡΑΛΑΜΠΟΣ Α. ΣΤΑΥΡΙΝΟΥΔΑΚΗΣ

Ακριβές αντίγραφο αυθημερόν,
Ο Πρόεδρος της Γενικής Συνέλευσης.



Μιχαήλ Ι. Μαΐλλης

I hereby confirm that this is a true copy of the original.

Athens, 11th July 2003

THE CONFIRMING LAWYER


ELENI P. KOURLIMPINI
LAWYER LLM.